Carillon Series Trust
880 Carillon Parkway
St. Petersburg, FL 33716

March 19, 2025

VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Request for Withdrawal by Carillon Series Trust (the “Trust”), on behalf of its series Carillon Chartwell Small Cap Growth Fund and Carillon Chartwell Small Cap Fund, of Registration Statement on Form N-14 (File No. 333-284397)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), the Trust hereby requests the withdrawal of the amended registration statement on Form N-14 that was filed with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act on January 22, 2025, accession no. 0001193125-25-009679, as amended by Pre-Effective Amendment No. 1 thereto, filed with the SEC under the Securities Act on February 20, 2025, accession no. 0001193125-25-030846 (the “N-14”).   The N-14 and its amendment were filed to register shares of Carillon Chartwell Small Cap Growth Fund (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of Carillon Chartwell Small Cap Fund (the “Target Fund”), a separate series of the Trust, into the Acquiring Fund.

This request for withdrawal is being made following discussions with the staff of the SEC regarding differences between the fundamental investment restrictions of the Acquiring Fund and the Target Fund. The Trust currently intends to file a new registration statement on Form N-14 following the resolution of these matters.

No shares of the Acquiring Fund were issued or sold in connection with the N-14, and no prospectus contained in the N-14 has been distributed. The Trust respectfully submits that a withdrawal of the N-14 is consistent with the public interest and the protection of investors.

This filing relates solely to the Acquiring Fund and the Target Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions, please feel free to contact Kathy Kresch Ingber at (202) 778-9015.

Sincerely,
/s/ Susan L. Walzer

Susan L. Walzer
President & Principal Executive Officer
Carillon Series Trust

cc:	Kathy Kresch Ingber
Jacob M. Derr
K&L Gates LLP